Green Giant Inc.

Xinghan Road, 19th Floor, Hanzhong City

Shaanxi Province, PRC 723000

April 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon
Brigitte Lippmann

Re:	Green Giant Inc. Registration Statement on Form S-3 Filed March 7, 2023 File No. 333-270324

Ladies and Gentlemen:

This letter is in response to the letter dated March 24, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Green Giant Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form S-3 (the “Amended Registration Statement”) is being filed to accompany this letter.

Form S-3 filed March 7, 2023

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Florida holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we revised our disclosures on the cover page of the Amended Registration Statement.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: In response to the Staff’s comment, we revised the disclosures on the cover page and pages 7 – 9 of the Amended Registration Statement.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we revised the disclosures on the cover page and throughout the Amended Registration Statement.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, we revised the disclosures on the cover page and on page 4 of the Amended Registration Statement.

Prospectus Summary, page 1

5.	Please move your disclosure about your corporate structure to page 4. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

Response: In response to the Staff’s comment, we revised the disclosures on page 1 of the Amended Registration Statement.

6.	On page 4, please clarify the challenges the company may face enforcing the VIE contractual agreements due to legal uncertainties and jurisdictional limits.

Response: In response to the Staff’s comment, we revised the disclosures on page 2 of the Amended Registration Statement.

Risk Factors, page 8

7.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your risk factor disclosures to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we revised the disclosures on page 8 of the Amended Registration Statement.

General

8.	We note that all your officers and directors are located outside of the United States. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please also include a risk factor.

Response: In response to the Staff’s comment, we revised the disclosures on page 22 of the Amended Registration Statement.

9.	Please file the consent of your PRC counsel, Shaanxi Jiameng Law Firm, as an exhibit to the filing.

Response: In response to the Staff’s comment, we respectively advise the Staff that we have changed our PRC counsel to Zhejiang Taihang Law Firm and have filed the consent and legal opinion of Zhejiang Taihang Law Firm as exhibits 23.4 and 99.1, respectively, with the Amended Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Yuhuai Luo
Yuhuai Luo
Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC